Exhibit 99.4

Fact Sheet

Revenue Growth- Q4 25

	Reported	CC
QoQ growth (%)	-4.2%	-3.5%
YoY growth (%)	3.6%	4.8%

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024	Reported	CC
Financial services	28.4	27.8	26.4	11.4	12.6
Manufacturing	15.9	15.5	14.7	12.1	14.0
Retail	13.3	13.8	14.3	(3.8)	(2.6)
Energy, Utilities, Resources & Services	13.0	13.5	13.4	0.6	1.5
Communication	11.7	11.2	12.3	(1.3)	0.0
Hi-Tech	8.3	7.9	8.7	(1.6)	(1.1)
Life Sciences	6.8	7.6	7.3	(3.9)	(3.4)
Others	2.6	2.7	2.9	(4.6)	(2.8)
Total	100.0	100.0	100.0	3.6	4.8

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024	Reported	CC
North America	57.1	58.4	59.6	(0.8)	(0.4)
Europe	31.2	29.8	28.6	12.9	15.0
Rest of the world	8.8	8.7	9.6	(4.5)	(2.2)
India	2.9	3.1	2.2	39.0	43.7
Total	100.0	100.0	100.0	3.6	4.8

Client Data

	Quarter ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Number of Clients
Active	1,869	1,876	1,882
Added during the period (gross)	91	101	98
Number of Million dollar clients^
1 Million dollar +	992	997	959
10 Million dollar +	309	301	315
50 Million dollar +	85	89	83
100 Million dollar +	39	41	40
Client contribution to revenues
Top 5 clients	13.1%	12.7%	13.6%
Top 10 clients	20.7%	19.9%	20.4%
Top 25 clients	34.8%	34.2%	34.3%
Days Sales Outstanding^	69	74	71

*	EPS Increase post normalisation of Income Tax refunds
^	LTM (Last twelve months) Revenues

Effort & Utilization – Consolidated IT Services

(in %)

	Quarter ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Effort
Onsite	23.6	24.0	24.2
Offshore	76.4	76.0	75.8
Utilization
Including trainees	81.9	83.4	82.0
Excluding trainees	84.9	86.0	83.5

Employee Metrics

(Nos.)

	Quarter ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Total employees	323,578	323,379	317,240
S/W professionals	306,599	306,528	299,814
Sales & Support	16,979	16,851	17,426
Voluntary Attrition % (LTM - IT Services)	14.1%	13.7%	12.6%
% of Women Employees	39.0%	39.0%	39.3%

Cash Flow

In US $ million

	Quarter ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Free cash flow (1)	892	1,263	848
Consolidated cash and investments (2)	5,562	4,653	4,676

In crore

	Quarter ended
	Mar 31, 2025	Dec 31, 2024	Mar 31, 2024
Free cash flow (1)	7,737	10,647	7,032
Consolidated cash and investments (2)	47,549	39,836	39,005

(1)	Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)
(2)	Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in equity and preference shares and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2025	Mar 31, 2024	Growth % YoY	Dec 31, 2024	Growth % QoQ
Revenues	4,730	4,564	3.6%	4,939	-4.2%
Cost of sales	3,302	3,219	2.6%	3,444	-4.1%
Gross Profit	1,428	1,345	6.2%	1,495	-4.5%
Operating Expenses:
Selling and marketing expenses	226	209	8.1%	218	3.7%
Administrative expenses	210	219	-4.1%	224	-6.3%
Total Operating Expenses	436	428	1.9%	442	-1.4%
Operating Profit	992	917	8.2%	1,053	-5.8%
Operating Margin %	21.0	20.1	0.9%	21.3	-0.3%
Other Income, net(1)(2)	125	315	-60.3%	90	38.9%
Profit before income taxes	1,117	1,232	-9.3%	1,143	-2.3%
Income tax expense(2)	303	273	11.0%	337	-10.1%
Net Profit (before minority interest)	814	959	-15.2%	806	0.9%
Net Profit (after minority interest)	813	958	-15.2%	804	1.1%
Basic EPS ($)(2)	0.20	0.23	-15.2%	0.19	1.1%
Diluted EPS ($)(2)	0.20	0.23	-15.3%	0.19	1.1%
Dividend Per Share ($)(3)(4)(5)	0.26	0.24	10.0%	–	–

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Mar 31, 2025	Mar 31, 2024	Growth %
Revenues	19,277	18,562	3.9%
Cost of sales	13,405	12,975	3.3%
Gross Profit	5,872	5,587	5.1%
Operating Expenses:
Selling and marketing expenses	898	842	6.7%
Administrative expenses	903	911	-0.9%
Total Operating Expenses	1,801	1,753	2.7%
Operating Profit	4,071	3,834	6.2%
Operating Margin %	21.1	20.7	0.5%
Other Income, net(1)(2)	376	512	-26.6%
Profit before income taxes	4,447	4,346	2.3%
Income tax expense(2)	1,285	1,177	9.2%
Net Profit (before minority interest)	3,162	3,169	-0.2%
Net Profit (after minority interest)	3,158	3,167	-0.3%
Basic EPS ($)(2)	0.76	0.77	-0.3%
Diluted EPS ($)(2)	0.76	0.76	-0.5%
Dividend Per Share ($)(3)(4)(5)	0.51	0.46	13.2%

(1)	Other income is net of Finance Cost
(2)	Includes interest income (pre-tax) of $38Mn with reversal of net tax provisions amounting to $12Mn in FY’25 and interest income (pre-tax) of $232Mn with reversal of net tax provisions amounting to $5Mn in FY’24 on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately $0.01 for the quarter and year ended March 31, 2025 and $0.06 for the quarter and year ended March 31, 2024
(3)	USD/INR exchange rate of 86.10 considered for Q4’25
(4)	Dividend excludes special Dividend of $0.10 per share for the quarter and year ended March 31, 2024
(5)	Dividend Growth (%) calculated in INR terms

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In crore, except per equity share data

Particulars	Mar 31, 2025	Mar 31, 2024	Growth % YoY	Dec 31, 2024	Growth % QoQ
Revenues	40,925	37,923	7.9%	41,764	-2.0%
Cost of sales	28,575	26,748	6.8%	29,120	-1.9%
Gross Profit	12,350	11,175	10.5%	12,644	-2.3%
Operating Expenses:
Selling and marketing expenses	1,957	1,735	12.8%	1,839	6.4%
Administrative expenses	1,818	1,819	-0.1%	1,893	-4.0%
Total Operating Expenses	3,775	3,554	6.2%	3,732	1.2%
Operating Profit	8,575	7,621	12.5%	8,912	-3.8%
Operating Margin %	21.0	20.1	0.9%	21.3	-0.3%
Other Income, net(1)(2)	1,088	2,619	-58.5%	758	43.5%
Profit before income taxes	9,663	10,240	-5.6%	9,670	-0.1%
Income tax expense(2)	2,625	2,265	15.9%	2,848	-7.8%
Net Profit (before minority interest)	7,038	7,975	-11.7%	6,822	3.2%
Net Profit (after minority interest)	7,033	7,969	-11.7%	6,806	3.3%
Basic EPS ()(2)	16.98	19.25	-11.8%	16.43	3.3%
Diluted EPS ()(2)	16.94	19.22	-11.9%	16.39	3.3%
Dividend Per Share ()(3)	22.00	20.00	10.0%	–	–

Consolidated statement of Comprehensive Income for year ended,

(Extracted from IFRS Financial Statement)

In crore except per equity share data

Particulars	Mar 31, 2025	Mar 31, 2024	Growth %
Revenues	162,990	153,670	6.1%
Cost of sales	113,347	107,413	5.5%
Gross Profit	49,643	46,257	7.3%
Operating Expenses:
Selling and marketing expenses	7,588	6,973	8.8%
Administrative expenses	7,631	7,537	1.2%
Total Operating Expenses	15,219	14,510	4.9%
Operating Profit	34,424	31,747	8.4%
Operating Margin %	21.1	20.7	0.5%
Other Income, net(1)(2)	3,184	4,241	-24.9%
Profit before income taxes	37,608	35,988	4.5%
Income tax expense(2)	10,858	9,740	11.5%
Net Profit (before minority interest)	26,750	26,248	1.9%
Net Profit (after minority interest)	26,713	26,233	1.8%
Basic EPS ()(2)	64.50	63.39	1.8%
Diluted EPS ()(2)	64.34	63.29	1.7%
Dividend Per Share ()(3)	43.00	38.00	13.2%

(1)	Other income is net of Finance Cost
(2)	Includes interest income (pre-tax) of 327 crores and reversal of net tax provisions amounting to 101 crores for FY’25 and interest income (pre-tax) of 1,933 crores and reversal of net tax provisions amounting to 38 crores for FY’24 on account of orders received under sections 250 & 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for certain assessment years. This has resulted in a positive impact on the consolidated Basic and Diluted EPS by approximately 1.03 for the quarter and year ended March 31, 2025 and 4.76 for the quarter and year ended March 31, 2024
(3)	Dividend excludes special Dividend of 8.00 per share for the quarter and year ended March 31, 2024

As the quarter and year ended figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarter might not always add up to the year ended figures reported in this statement.